Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Seventeenth Meeting of the Fifth Session of the Board of Directors of

China Life Insurance Company Limited

The seventeenth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on January 24, 2018 through written communication means. Out of the ten directors who should attend the Meeting and cast their votes, all ten directors attended the Meeting and cast their votes. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The directors who attended the Meeting unanimously passed the following resolutions:

1.	Proposal on the Solvency Report of the Company for the Fourth Quarter of 2017

Voting result: 10 for, 0 against, with no abstention

2.	Proposal on China Life Xinyu Endowment Insurance (A, B) Product

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

January 25, 2018